Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

January 13, 2017

Via EDGAR, Email and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	magicJack VocalTec Ltd.
Preliminary Proxy Statement on PREC14A Submitted December 30, 2016 File No. 0-27648

Dear Mr. Hindin:

On behalf of our client, magicJack VocalTec Ltd. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2017, with respect to Preliminary Proxy Statement on Schedule 14A, File NO. 0-27648 filed with the Commission on December 30, 2016 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

Securities and Exchange Commission January 13, 2017 Page 2

General

1.	Please update the proxy statement to reflect developments regarding the Carnegie director nominees referenced in the press release filed as an exhibit to the Form 8-K filed on January 6, 2017.

Response:

The Company has reviewed the nominations submitted by Paul M. Posner and Carnegie Technologies Holdings, LLC (“Carnegie”) for election at the Company’s 2016 annual general meeting of shareholders (the “2016 Meeting”) as disclosed in the Company’s Form 8-K filed on January 6, 2017. In consultation with Israeli legal counsel, the Company has determined that the notice of nominations provided to the Company by Carnegie is deficient and improper under the Israeli Companies Law (the “Israeli Companies Law”). As such, the Company is not required to include the Carnegie director nominees in the Amended Preliminary Proxy Statement at this time.

2.	Please confirm that the proxy statement furnished pursuant to Exchange Act Rule 14a-3 shall be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year. Refer to 1S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

We note for the Staff that the 2016 Meeting scheduled for February 28, 2017 is in fact a postponement of the Company’s annual general meeting of shareholders for 2016, originally scheduled for October 7, 2016, and is held with respect to the end of fiscal year 2015. On August 25, 2016, the Company filed a Form 8-K with the Commission announcing October 7, 2016 as the date set for its annual general meeting of shareholders. On September 1, 2016, the Company filed a Form 8-K and DEFA14A with the Commission announcing the postponement of the 2016 Meeting in response to the receipt of director nominations submitted by David L. Kanen and Kanen Wealth Management, LLC (collectively, “Kanen”). According to the Staff’s guidance in Section 1S under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations states that “the ‘most recent fiscal years’ referenced in Rule 14a-3(b)(1) are the most recent completed fiscal years as of the date of a company’s annual meeting, not as of the date a company mails proxy materials for its annual meeting.” Although we will be mailing proxy materials with respect to the 2016 Meeting in 2017, the date of our 2016 Meeting is October 7, 2016, as postponed. The Board of Directors of the Company was obligated to postpone the 2016 Meeting upon receipt of the nomination notice from Kanen in order to conduct a thorough review of Kanen’s nominees, as required pursuant to its fiduciary obligations to the Company’s shareholders under both its governing documents and the Israeli Companies Law. The Company did in fact conduct this review, as evidenced by the inclusion of a Kanen nominee and an additional independent director nominee in the Board’s slate of director nominees nominated in the Preliminary Proxy Statement. In order to fully comply with these fiduciary obligations, the requirements of Regulation 14A, and the timing requirements of the Israeli Companies Law regarding notice to shareholders of annual general meetings, the Company was obligated to postpone the 2016 Meeting. The fact that this postponement caused the 2016 Meeting to be postponed to a date in the following year is purely circumstantial. The Company stresses to the Staff that the 2016 Meeting is not the Company’s annual general meeting of shareholders for 2017, which will be held later this year. The proxy materials for the 2017 meeting will be accompanied or preceded by an annual report for the 2016 fiscal year in full compliance with Rule 14a-3. In order to clarify this point, the Amended Preliminary Proxy Statement refers to the meeting for which proxies are being solicited as the “2016 Meeting” throughout. Accordingly, we believe that the annual report for fiscal year 2015 should accompany the proxy statement for the 2016 Meeting.

Securities and Exchange Commission January 13, 2017 Page 3

We would also like to inform the Staff that the Company is currently required under both the Israeli Companies Law and NASDAQ Listing Rules (the “NASDAQ Rules”) to hold an annual meeting with respect to the end of fiscal year 2015 as soon as possible. As the annual report for fiscal year 2016 will not be available for up to two months from the date of this Letter, inclusion of these financial statements in the proxy materials with respect to the 2016 Meeting would require a significant additional delay of the 2016 Meeting. Any further delay of the 2016 Meeting in order to prepare financial statements for fiscal year 2016 would expose the Company to potential liability under the Israeli Companies Law and would threaten the Company’s listing under the Nasdaq Rules.

●	Under NASDAQ Rules, the Company is required to hold an annual meeting within 12 months of the end of each of the Company’s fiscal years. After the Company announced its decision to postpone the 2016 Meeting until February 28, 2017, NASDAQ notified the Company that it is no longer in compliance with the NASDAQ Rules and that the Company must, no later than February 17, 2017, submit a definitive plan to hold a meeting with respect to fiscal year 2015 and thereby regain compliance. The NASDAQ Rules do not require the Company to include an annual report for fiscal year 2016 with its proxy statement for the 2016 Meeting in order to regain compliance.

●	Under Section 60(a) of the Israeli Companies Law, Israeli companies are required to hold an annual general meeting every year no later than on the expiry of 15 months from the previous annual general meeting. The Company’s previous annual general meeting was held on July 8, 2015, or just over 18 months prior to the date of this letter. Any further delay would only increase the Company’s exposure to liability under the Israeli Companies Law.

We would like to emphasize to the Staff that the Company fully intends to make all required disclosures with respect to the 2016 fiscal year in its proxy materials for its 2017 annual general meeting of shareholders, to be held later this year, and is in no way asking to be relieved of this obligation. Rather the Company believes that a delay to include these materials in the proxy statement for the 2016 Meeting is neither required for the Company to comply with its disclosure obligations under Rule 14a-3 nor is it in the best interests of shareholders considering the Company’s standing under the Nasdaq Rules and the Israeli Companies Law.

Securities and Exchange Commission January 13, 2017 Page 4

In addition, we note that the Company’s annual report for fiscal year 2015 would meet the age requirements for financial statements set forth in the Staff’s Financial Reporting Manual (the “Financial Reporting Manual”) under Section 1220, captioned “Age of Financial Statements in Registration or Proxy Statements” for a proxy statement mailed prior to February 14, 2017 with respect to a special meeting of shareholders. Section 1220.7 of the Financial Reporting Manual states that when an issuer’s financial statements are included in a proxy statement, an issuer is required to update its third-quarter financial statements to include year-end financial statements if the mailing date of the proxy occurs between the 45th day after its year-end date and the date its annual report on Form 10-K would be due for the preceding fiscal year. As the Company intends to mail its definitive proxy statement with respect to the 2016 Meeting prior to February 14, 2017, the Company believes that its annual report for fiscal year 2015 and quarterly reports for fiscal year 2016 as filed on Form 10-Q are an accurate and current representation of the Company’s financial information.

In light of the foregoing, the Company believes that the annual report for fiscal year 2015 should accompany the proxy statement for the 2016 Meeting, and a further delay of the 2016 Meeting would be harmful to the Company’s shareholders.

3.	Disclosure on page 23 indicates that as a result of the registrant including Proposal 1.B nominating the Dissident Nominees to the Company’s Board of Directors “...the Dissident Nominees may be deemed to be ‘participants’ (as such term is defined under applicable SEC rules and regulations) with respect to the Company’s solicitation of proxies in connection with the Meeting.” This would appear to be consistent with the definition of the term “participant” in Instruction 3(a)(ii) to Item 4 of Schedule 14A. Please advise us as to why the registrant’s proxy statement does not include the participant and nominee information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Dissident Shareholder’s nominees.

Response:

Upon further review of Schedule 14A, we believe that the Kanen nominees are not in fact “participants” (as this term is used in Item 4 of Schedule 14A) in the Company’s solicitation of proxies with respect to the 2016 Meeting. We have removed the disclosure referenced above from the Amended Preliminary Proxy Statement, and, to further clarify that we are in no way soliciting any votes with respect to the election of the Kanen nominees, we have revised the Amended Preliminary Proxy Statement to recommend that our shareholders “disregard” Proposal 1.B, rather than “vote against” this proposal.

Securities and Exchange Commission January 13, 2017 Page 5

Instruction 3(a)(ii) states that the term “participant” or “participant in a solicitation” includes “any nominee for whose election as a director proxies are solicited.” Pursuant to Section 66(b) of the Israeli Companies Law, a shareholder holding more than 1% of the Company’s issued share capital may request that the Company include a matter on the agenda of the Company’s annual general meeting. The Company is not required under the Israeli Companies Law to solicit votes for shareholder director nominees from its shareholders, and it does not intend to do so. As such, the Company has clearly indicated on the notice for the 2016 Meeting, the Preliminary Proxy Statement and the enclosed Proxy Card that this is not a proposal of the Company, that the Company does not recommend the Kanen nominees for election to the Company’s Board and that it recommends that shareholders disregard this proposal and these nominees. As the Company is not soliciting proxies for the election of the Kanen nominees to the Board, the Company understands that they cannot and should not be considered “participants” in the Company’s solicitation, and the Company therefore does not believe that it should be required to provide the information required by Items 4(b), 5(b) and 7 of Schedule 14A for these individuals.

4.	Disclosure on page 23 also indicates that “[p]ursuant to the Companies Law, the Company is required to include this Proposal 1.B of the Dissident Shareholder nominating the Dissident Nominees to the Company’s Board of Directors.” With a view towards disclosure, please provide additional detail regarding the applicable Israeli legal requirement. Please also advise us as to whether the solicitation is subject to Exchange Act Rule 14a-18 and whether the registrant is required to include the information required by Item 7(f) of Schedule 14A, which references Item 6 of Schedule 14N.

Response:

As described above, pursuant to Section 66(b) of the Israeli Companies Law, a shareholder holding more than 1% of the Company’s issued share capital may request that the Company include a matter on the agenda of the Company’s annual general meeting. On September 1, 2016, seven days after the Company filed its notice announcing the date set for its annual general meeting of shareholders, the Company announced that Kanen had delivered notice to the Company of its intention to nominate seven director candidates for election to the Company’s Board at the Company’s 2016 Meeting. The Company further announced that the Board would review Kanen’s proposed nominees in accordance with the Company’s corporate governance policies and the Board’s fiduciary duties under the Israeli Companies Law, as with any nominee for election to the Company’s Board, and was obliged to postpone the 2016 Meeting pending the completion of such review and schedule a new meeting date as promptly as practicable.  Pursuant to Section 5B of the Israeli Companies Regulations (Notice and Advertisement of a General Meeting and Class Meeting in a Public Company and Including a Matter on the Agenda) promulgated under Section 66(b) of the Israeli Companies Law, once the Board found Kanen’s request to be suitable for presentation at the 2016 Meeting, the Company was required to include Proposal 1.B in its notice of the 2016 Meeting, to include biographies of the Kanen nominees in its proxy statement for the 2016 Meeting and to include Kanen’s nominees on its enclosed proxy card.

Securities and Exchange Commission January 13, 2017 Page 6

The procedure described above is not, however, a full proxy access regime as contemplated by Rule 14a-18, and Rule 14a-18 is therefore not applicable to the Company’s proxy statement. There is no procedure pursuant to the Israeli Companies Law for a shareholder to access a registrant’s proxy statement on Schedule 14A beyond the requirements described above, which apply to any proxy materials disseminated by the Company whether pursuant to Regulation 14A or otherwise.

In the event the Staff believes that Rule 14a-18 is applicable, we respectfully submit that Rule 14a-18 imposes an obligation on a nominating shareholder (here, Kanen) not an obligation on the registrant, and Kanen has not complied with Rule 14a-18 at this time. Rule 14a-18 states “[t]o have a nominee included in a registrant’s proxy material pursuant to a procedure set forth under applicable state or foreign law, or the registrant’s governing documents . . . . the nominating shareholder or nominating shareholder group must provide notice to the registrant of its intent to do so on Schedule 14N (§240.14n-101) and file that notice, including the required disclosure, with the Commission on the date first transmitted to the registrant.” Rule 14a-18 sets forth obligations for a nominating shareholder seeking access to a registrant’s proxy statement on Schedule 14A. It does not impose an obligation on a registrant, who may have certain proxy statement disclosure obligations under foreign law, to seek out information found on a Schedule 14N from a nominating shareholder who has otherwise failed to make such a filing. The Company has received no notice on Schedule 14N from Kanen, and Kanen has not, to the Company’s knowledge, filed a Schedule 14N with the Commission. To the extent that Kanen has failed to comply with its obligations under Rule 14a-18, this should in no way impose an obligation on the Company or in any way delay the filing of the Company’s definitive proxy statement on Schedule 14A.

Item 7(f) of Schedule 14A states that, “if a registrant is required to include a shareholder nominee submitted to the registrant for inclusion in the registrant’s proxy materials pursuant to foreign law . . . . the registrant must include in its proxy statement the disclosure required from the nominating shareholder or nominating shareholder group under Item 6 of [Schedule 14N].” Item 7(f) clearly contemplates that a nominating shareholder has availed themselves of Rule 14a-18 and filed a Schedule 14N under that rule. We understand that Item 7(f) does not impose an obligation on a registrant to seek out information about shareholder nominees, but instead acts as a companion rule to Rule 14a-18, which is triggered by a Schedule 14N filing thereunder, that ensures the inclusion of director nominees submitted pursuant to Rule 14a-18 in a registrant’s proxy materials. As Kanen has failed to file a Schedule 14N providing the information required from it under Rule 14a-18, there is no Schedule 14N filing that would trigger disclosure obligations of the Company under Item 7(f). We reiterate that neither Rule 14a-18 nor Item 7(f) appear to impose an obligation on the Company to seek out a Schedule 14N from a nominating shareholder or otherwise obtain the information that would be disclosed therein. Therefore, we believe that Item 7(f) of Schedule 14A is not applicable to the Company’s Amended Preliminary Proxy Statement. We further believe that Kanen’s failure to make a Schedule 14N filing should in no way delay the Company’s filing of a definitive proxy statement on Schedule 14A.

Securities and Exchange Commission January 13, 2017 Page 7

Compensation Discussion and Analysis, page 34

5.	Please update this section to provide disclosure with respect to the most recently completed fiscal year. Refer to Item 8 of Schedule 14A and Item 402(c)(1) of Regulation S-K.

Response:

We refer the Staff to Comment 2 above and we incorporate our response under that comment into our response to this Comment 5. We reiterate that the information required by Item 8 of Schedule 14A and Item 402(c)(1) of Regulation S-K with respect to fiscal year 2016 will be included in the Company’s proxy statement on Schedule 14A for the 2017 annual general meeting of shareholders, to be held later this year.

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Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc: Gerald N. Vento, magicJack VocalTec ltd.